Exhibit 99.9
Remuneration Policy For the Board of Management of ASML Holding N.V. (version 2006)

Introduction

The ASML Supervisory Board Remuneration Committee developed the following revised remuneration policy for its Board of Management. This policy was drafted observing the Dutch Corporate Governance Code.

Remuneration policy

The remuneration policy is such that ASML will be able to continue to attract, reward and retain qualified and seasoned industry professionals in an international labour market. The remuneration structure and levels will be determined by referencing to the appropriate top executive pay market practices by benchmarking the positions.

Total remuneration

The total remuneration contains base salary, a short-term performance cash bonus and performance stock options, long-term performance stock and benefits. It aims to balance and align the remuneration with short-term execution and long-term elements of the managerial tasks of Management.

Balance between remuneration elements

Whilst referencing to the relevant market on the one hand, the aim is to find a balance between guaranteed base salary and variable performance related incentives on the other hand. This is achieved by using the target level ratio of 100 – 50 – 25 – 50 between base salary, performance bonus, performance stock options and performance stock. Furthermore, overachievement on targets set for performance stock options and performance stock will be rewarded.

Benchmark

Given the international composition of our business as well as our staff, the base salary and short- and long-term incentives will be measured against the market median of the appropriate top executive reference market.

Base salary

The level of base salary is derived from the median level of the appropriate top executive reference market.

Performance bonus

The annual performance bonus will have an on target level of 50% of base salary. The bonus pay-outs are pro-rated linearly to the level of achievement of targets. The performance criteria will be based on the achievement of five measurable results. The weighing of each of these criteria is in principle equal. The target setting and measuring period is semi-annual. The pay-out is annual.

The short-term performance criteria, which are drivers of ROIC long term performance, are in principle:

1.	Market Share
2.	Operating Income
3.	Working Capital
4.	Technical Achievement Target
5.	Qualitative target based on agreed key objective

The cash bonus is accrued during the performance period.

Performance Stock Options

Performance stock options will be granted under the condition of fulfilment of predetermined performance targets measured over a period of one calendar year. The performance measure for obtaining performance stock options will be the meeting of a Return on Invested Capital (ROIC) target over a one year period.

ROIC shows ASML’s cash rate of return on capital it has put to work, regardless of the capital structure of the company. In other words ROIC is a fundamental metric to measure the value creation of the company. In order to calculate ROIC two components will be used: net operating profit (NOP) and average invested capital (IC). ROIC is then defined as:

ROIC = NOP / Average IC.

Depending on the actual improvement versus the predetermined level of improvement to be achieved, a number of stock options will be granted.

The number of performance stock options which can be granted for on target achievement will equal 25% of base salary divided by the value of one performance stock option. The maximum number of performance stock options for over performance to target will equal 50% of base salary. The exact number with a value between 0% and this maximum will be calculated at the end of the performance period, pro-rated linearly to the level of achievement of actual ROIC. The number of performance stock options is accrued during calendar year in which the conditional award is done.

The value of the performance stock option is determined by using the objective binomial Cox Ross Rubinstein valuation method in line with US GAAP guidelines and a performance discount of 30% in line with market practice. The value is calculated at the beginning of the performance period, on the day of publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying stock during the three preceding years.

Whilst employed with ASML the performance stock options will not be exercised in the three years after the date of conditional grant.

Performance Stock

Performance stock will be awarded yearly under the condition of fulfilment of a predetermined performance target, which is measured over a period of three calendar years. The performance measure for obtaining performance stock will be ASML’s relative Return on Invested Capital (ROIC) position compared to the Peer Group at the end of the three years.

The Peer Group which is used for the measurement of ROIC contains KLA-Tencor, Varian Semiconductor, Applied Materials, Novellus, Cymer, Lam Research, MKS Instruments, Advanced Energy, Asyst and ASMI.

The number of performance stock will be awarded relative to the targeted ROIC position and the ultimately obtained ROIC position at the end of the three year performance period.

The number of performance stock to be awarded on target will equal 50% of base salary divided by the value of one performance stock. The maximum number of performance stock for over performance to target will equal 87.5% of base salary. The exact number with a value between 0% and this maximum will be calculated at the end of the performance period, pro-rated linearly to the level of the actual versus targeted ROIC position obtained after three years. The number of performance stock is accrued during the calendar year in which the conditional award is done.

The target setting is done every year according to the circumstances and expectations then prevailing for a three year period. In very exceptional cases, where unforeseen business circumstances require and justify an adaptation of the ultimate target originally set, the Supervisory Board will have the discretion to do so.

The value of the performance stock is determined by using the market value of the stock on the day of publication of ASML’s annual results in the year in which the targets are set in line with US GAAP and applying a performance discount of 30% in line with market practice and taking into account Dutch wage withholding taxation guidelines. The value is calculated at the beginning of the performance period, on the day of publication of ASML’s annual results in the year in which the targets are set, using the market value of the underlying stock during the three preceding years.

Once the stock is released after fulfilment of the performance condition, the stock will be retained by the Board Member for a certain minimum period. This period will be at least two years after the date of release or until at least the time of termination of employment, whichever period is shorter. As the date of release lies three years after the date of conditional award and the Board Member has to retain the stock for at least two subsequent years, the period before one obtains full rights to the stock will be five years in total. The Remuneration Committee feels that the total period is in compliance with the Dutch Corporate Governance Code. In so far as taxation is due in respect of the released stock, the Board Member will be allowed to sell released stock with a value equal to the amount of tax due.

Benefits

ASML offers its Board Members a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. The total contribution percentage lies between 6% and 24%. The participant pays 30% of this contribution, whilst ASML pays the remaining 70%.

Appendix 1 - Reference Market

The reference group used for benchmarking in principle includes:

•	Nokia (network division),
•	Alcatel,
•	Atos Origin,
•	Cap Gemini,
•	Sagem,
•	Carl Zeiss Meditec,
•	Infineon Technologies,
•	SAP,
•	ASM International,
•	DSM,
•	KPN,
•	Océ,
•	Randstad,
•	Vedior,
•	VNU,
•	Wolters Kluwer,
•	St Microelectronics,
•	Computacenter and
•	LogicaCMG.

Appendix 2: Termination of Employment and Stock Based Incentives

The table below summarizes the effect of various forms of termination of employment of a Board Member in relation to conditional and unconditional performance stock options and performance stock as incorporated in the various related plan documents or employment contract.

Performance Stock Option and Stock Plans & Termination of Employment of Members of the Board of Management
A. Termination during Performance Period Reason:	Performance Stock Options	Performance Stock
Fraud, gross negligence, wilful misconduct or other activity detrimental to company	All conditional awards lapse.	All conditional awards lapse.
Contract ends & not extended

Number of options based on level of achievement of performance conditions (yearly ROIC target), pro-rated for the period worked in the year of conditional grant (accrued rights), handed over by end of year of termination. No embargo period. Exercisable during full option period.

Number of shares based on level of achievement of performance conditions (3-year relative ROIC target), pro-rated for the period worked in the year of conditional grant (accrued rights), handed over by end of Performance Period. Released stock are not blocked.

Company terminates not for cause (disagreement)
Executive leaves on own account
Promotion, demotion or transfer within (group) company	Outstanding awards and performance conditions unaffected.	Outstanding awards and performance conditions unaffected.
Change of Control

Discretion of Supervisory Board to determine alternative grants with a minimum value equal to the accrued rights at target level. The Employee can opt for cash payment of accrued rights at target level.

Discretion of Supervisory Board to determine alternative grant with a minimum value equal to the accrued rights at target level. The Employee can opt for cash payment of accrued rights at target level.

Death, incapability to act, disability	Number of options at target, pro-rated for the period worked in the year of conditional grant, with Supervisory Board discretion to waive proration.	Number of stock at target, pro-rated for the period worked in the year of conditional grant, with Supervisory Board discretion to waive proration.
B. Termination after Performance Period Reason:	Performance Stock Options	Performance Stock
Fraud, gross negligence, wilful misconduct or other activity detrimental to company	Unexercised options lapse.	Original blocking period and unblocked awards are unaffected.
Contract ends & not extended	Unconditional grants (i.e. after achievement performance conditions) exercisable during full option period with vesting at termination.	Released awards on blocked account are unblocked and already unblocked awards are not affected.
Company terminates not for cause (disagreement)
Executive leaves on own account
Promotion, demotion or transfer within (group) company
Change of Control
Death, incapability to act, disability	Outstanding options with right to exercise during full option period or at least 12 months.